LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW
5335 WISCONSIN AVENUE, N.W., SUITE 780
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2010	bazoff@luselaw.com

July 1, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attn.:            Eric Envall, Esq.

Re:	Atlantic Coast Financial Corporation (Registration No. 333-144149)
Request for Withdrawal of Registration Statement on Form S-1

Dear Mr. Envall:

We hereby respectfully request on behalf of our client, Atlantic Coast Financial Corporation, a Maryland corporation (the “Registrant”) the withdrawal of its Registration Statement on Form S-1, as amended (No. 333-144149), as declared effective by the Securities and Exchange Commission on October 12, 2007. The Registrant’s Board of Directors terminated the stock offering relating to this Registration Statement on December 7, 2007, and no securities were sold or will be sold in connection with this Registration Statement. The Registrant has subsequently filed a new Registration Statement on Form S-1 on June 18, 2010 in order to conduct a new public stock offering.

If the staff has any questions regarding the foregoing, please do not hesitate to contact the undersigned at (202) 274-2010.

Respectfully,

/s/ Benjamin Azoff

Benjamin Azoff